Exhibit 99.1

Medigus: Eventer Technologies Submitted Public Prospectus for an
IPO on the Tel Aviv Stock Exchange

Eventer Technologies recently completed a pre-IPO funding round of $2.25 million

OMER, Israel, June 3, 2021 -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that Eventer Technologies Ltd., Medigus’ subsidiary (47.69%) and developer of advanced technology solutions for creating, marketing and managing events, including virtual events, submitted first public prospectus draft for the initial public offering (IPO) of Eventer's shares on the Tel Aviv Stock Exchange.

In April 2021, Eventer successfully completed a pre-IPO funding round of $2.25 million. The funding round included an investment of $1.5 million from Keshet, a leading Israeli broadcasting and media group. Medigus invested eight months ago $750,000 in Eventer for 58.77% of the company. Following $300,000 of additional investment by Medigus as part of the $2.25 million round, Medigus now owns 47.69% of Eventer, reflecting value of $6 million for Medigus in Eventer post money.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Eventer’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Eventer are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com